							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	(Unaudited)
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$5,378	$6,007	$19,812	$20,692	$10,355	$28,050	$10,496
Equity in net income of affiliates included above	173	(13)	(98)	(79)	(175)	(642)	(752)
Fixed charges	1,906	1,799	7,296	6,592	5,295	5,452	4,876
Distributed income of equity affiliates	8	8	61	30	148	318	137
Interest capitalized	(231)	(218)	(892)	(797)	(234)	(284)	(263)

Earnings, as adjusted	$7,234	$7,583	$26,179	$26,438	$15,389	$32,894	$14,494

Fixed Charges:
Interest expense	$1,293	$1,207	$4,910	$4,120	$3,613	$3,940	$3,444
Interest capitalized	231	218	892	797	234	284	263
Portion of rental expense representative of interest factor	382	374	1,494	1,675	1,448	1,228	1,169

Fixed Charges	$1,906	$1,799	$7,296	$6,592	$5,295	$5,452	$4,876

Ratio of Earnings to Fixed Charges	3.80	4.22	3.59	4.01	2.91	6.03	2.97